UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                              Sunrise Medical, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    867910101
           -----------------------------------------------------------
                                 (CUSIP Number)

                              Richard I. Ellenbogen
                              EnTrust Capital Inc.
                               650 Madison Avenue
                            New York, New York 10022
                                 (212) 888-1040
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 31, 1998
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                  13D
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CUSIP NO.     867910101                                                                     PAGE     2      OF     7      PAGES
          --------------------                                                                   ----------    ----------
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
    1
          NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Entrust Capital Inc.
          (No. 13-3933026)
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    2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                   (A) |_|
                                                                                                                             (B) |_|

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    3
          SEC USE ONLY


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    4
          SOURCE OF FUNDS*


          OO
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    5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

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    6
          CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
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                         7
  NUMBER OF SHARES             SOLE VOTING POWER
    BENEFICIALLY               None
                      --------------------------------------------------------------------------------------------------------------
                         8
      OWNED BY                 SHARED VOTING POWER
                               1,757,190
        EACH
                      --------------------------------------------------------------------------------------------------------------
                         9
      REPORTING                SOLE DISPOSITIVE POWER
                               None
       PERSON
                      --------------------------------------------------------------------------------------------------------------
                         10
        WITH                   SHARED DISPOSITIVE POWER
                               2,047,448
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   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,047,448
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   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                |_|


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   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.22%
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   14     TYPE OF REPORTING PERSON

          IA
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         The title and class of equity security to which this statement on
Schedule 13D relates is the common stock, $.01 par value per share (the "Common Stock"), of Sunrise Medical, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 2382 Faraday Avenue, Suite 200, Carlsbad, CA 92008.


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed on behalf of EnTrust Capital Inc., a Delaware Corporation ("EnTrust"), whose principal executive office is located at 650 Madison Avenue, New York, NY 10022.

         EnTrust principally engages in the business of an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, managing equity and fixed income accounts for clients on a discretionary basis.

         The shareholders, directors and principal executive officers of EnTrust are Michael Horowitz, Mark Fife and Gregg Hymowitz (each, a "Principal"). The business address of each Principal is 650 Madison Avenue, New York, New York 10022. The principal occupation or each Principal (each of who is a citizen of the United States) is the business of EnTrust.

         During the last five years, neither EnTrust nor any executive officer, director or shareholder of EnTrust has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         EnTrust purchased the Common Stock of the Issuer for the accounts of its clients. The sources of funds for such purchases were the available personal funds in clients' accounts. In certain instances shares of Common Stock of the Issuer have been purchased on margin extended by the broker-dealers carrying client accounts. The aggregate capital of clients invested in the Common Stock of the Issuer was $30,376,882.57.

ITEM 4.  PURPOSE OF TRANSACTION

         EnTrust continues to maintain a dialogue with management and other interested shareholders and third parties in furtherance of the optimization and realization of the unrecognized value of the Common Stock of the Issuer.

         EnTrust urges management to continue to pursue all opportunities and methods to promote and increase shareholder value including transactions that may further the maximization of the long term value of the Common Stock of the Issuer.

         Except as set forth above, EnTrust has no present plans or intentions which relate to or would result in any of the actions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the close of business on December 31, 1998, and based on the number of shares of Common Stock reported to be outstanding as of November 6,1998 (i.e., 22,196,483 shares),

                  EnTrust beneficially owned 2,047,448 shares of Common Stock, representing approximately 9.22% of the outstanding shares of Common Stock of the Issuer.

                  Of the shares of Common Stock beneficially owned by EnTrust, 29,300 shares are for the account of Mark Fife, members of his immediate family and a foundation controlled by him, 22,000 shares are for the account of Michael Horowitz and members of his immediate family, and 32,400 shares are for the account of Gregg Hymowitz and members of his immediate family.

         (b) The responses of EnTrust to (i) Rows (7) through (10) of the cover page of this statement on Schedule 13D hereof are incorporated herein by reference.

         (c) Attached hereto as Appendix A is a list of each transaction in the Common Stock of the Issuer effected within the 60 day period prior to the date hereof.

         (d) Each client of EnTrust whose account holds shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by EnTrust on his or its behalf. Except with respect to such clients, EnTrust, to the best of its knowledge, is not aware of any other person who has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the issuer beneficially owned by EnTrust.

         (e)      Not applicable.


ITEM 6   Not applicable.

ITEM 7   Not applicable.

SIGNATURE


                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 7, 1999

                                               EnTrust Capital Inc.

                                               /s/ Richard I. Ellenbogen
                                               --------------------------------
                                               Name: Richard I. Ellenbogen
                                               Title: General Counsel

                                   Appendix A
                                   ----------

         The following is a list of all purchases of the Common Stock of the issuer effected by EnTrust during the past sixty days. Each listed transaction was effected through brokers or dealers on the New York Stock Exchange, Inc.

Date of Transaction                 Number of Shares of Common Stock            ($) Price Per Share
-------------------                 -----------------------------------         -------------------
11.4.98                             3000                                                11.875
11.5.98                             1000                                                11.875
11.6.98                             2500                                                12.125
11.10.98                              95                                                12.125
11.11.98                             750                                                12.6875
11.11.98                            1650                                                12.625
11.12.98                            1600                                                12.5
11.13.98                            1900                                                12.3815
11.16.98                            4100                                                12.5
11.19.98                            3000                                                13.2083
11.20.98                            1500                                                13.3081
11.23.98                            5200                                                13.4856
12.4.98                             5000                                                12.5812
12.7.98                              550                                                12.3863
12.10.98                            7500                                                11.8125
12.15.98                             400                                                11.375
12.17.98                            1165                                                10.5
12.22.98                             645                                                12.1163
12.23.98                              20                                                11.6875
12.30.98                             130                                                12.4375
12.30.98                            1500                                                12.25


         Included in the foregoing list of purchases are the following transactions within the past sixty days for the accounts of officers, directors and principal shareholders of EnTrust:

Account of Gregg Hymowitz
Date of Transaction                 Number of Shares of Common Stock            ($) Price Per Share
-------------------                 -----------------------------------         -------------------
10/21/98                            2,000                                               9.1125



                                       6

         The following is a list of all sales of the Common Stock of the issuer effected by EnTrust during the past sixty days. Each listed transaction was effected through brokers or dealers on the New York Stock Exchange, Inc.

Date of Transaction                 Number of Shares of Common Stock            ($) Price Per Share
-------------------                 -----------------------------------         -------------------
11.9.98                             2900                                                12.0625
11.16.98                            2500                                                12.375
11.16.98                            7325                                                12.5
11.18.98                            21700                                               12.877
12.7.98                             400                                                 12.375
12.8.98                             5600                                                12.5
12.10.98                            7000                                                11.775
12.11.98                            2500                                                11.885
12.14.98                            2000                                                11.625
12.16.98                            1550                                                10.4375
12.17.98                            10900                                               10.625
12.18.98                            600                                                 10.3125
12.21.98                            27200                                               11.00
12.23.98                            600                                                 11.5625
12.23.98                            2500                                                11.75
12.24.98                            800                                                 11.5625
12.28.98                            10565                                               11.875
12.31.98                            5000                                                12.0625










                                       7